International Royalty Corporation

Consolidated Financial Statements

For the three months ended March 31, 2005 and 2004

(unaudited, expressed in U.S. dollars)

International Royalty Corporation

Consolidated Balance Sheets

(unaudited, expressed in thousands of U.S. dollars)

	March 31, 2005	December 31, 2004

Assets

Current assets
Cash and cash equivalents	$ 16,904	$ 811
Restricted cash (note 4)	2,228	-
Royalty receivable	99	97
Prepaid expenses and other current assets	172	1

	19,403	909

Royalty interests in mineral properties (note 3)	156,680	1,747

Furniture and equipment	6	6

Other assets (note 5)	3,810	840

	$ 179,899	$ 3,502

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 963	$ 744

Senior secured debentures (note 6)	19,850	-

Shareholders’ Equity (note 7)

Common shares
Authorized
Unlimited common shares without par value

Issued
57,010,658 (2004 – 5,849,433) common shares	160,439	2,058

Special warrants	-	1,478

Warrants and options	4,731	80

Deficit	(6,084)	(858)

	159,086	2,758

	$ 179,899	$ 3,502

Nature of business and basis of presentation (note 1)

Subsequent events (note 9)

International Royalty Corporation

Consolidated Statements of Operations and Deficits

(unaudited, expressed in thousands of U.S. dollars, except per share data)

	Three Months Ended March 31,
	2005	2004

Royalty revenues	$ 98	$ 86

Expenses
Amortization	87	68
General and administrative	424	124
Stock-based compensation expense (note 7)	4,651	92

	5,162	284

Loss from operations	(5,064)	(198)

Other income (expense)
Foreign currency gain (loss)	5	(4)
Interest expense	(207)	-
Interest income	40	-

	(162)	(4)

Loss for the period	(5,226)	(202)

Deficit at beginning of period	(858)	(213)

Deficit at end of period	$ (6,084)	$ (415)

Basic and diluted loss per share	$ (0.18)	$ (0.02)

Basic and diluted weighted average shares outstanding	28,674,755	8,308,000

International Royalty Corporation

Consolidated Statements of Cash Flows

(unaudited, expressed in thousands of U.S. dollars)

	Three Months Ended March 31,
	2005	2004

Cash flows from operating activities
Loss for the period	$ (5,226)	$ (202)
Items not affecting cash
Depreciation and amortization	87	69
Amortization of deferred debenture costs	72	-
Non-cash foreign currency loss	295	-
Stock-based compensation expense	4,651	92
	(121)	(41)
(Increase) decrease in royalty receivable	(2)	21
(Increase) decrease in prepaid expenses and other current assets	(171)	1
Increase in other assets	(5)	-
Increase in accounts payable and accrued liabilities	353	2

	54	(17)

Cash flows from investing activities
Acquisition of royalty interests in mineral properties	(124,425)	-
Deferred charges related to royalty acquisitions	(179)	-
Investment in restricted cash	(2,875)	-

	(127,479)	-

Cash flows from financing activities
Proceeds from issuance of common shares	121,148	-
Proceeds from unit offering	22,370	-

	143,518	-

Increase (decrease) in cash and cash equivalents	16,093	(17)

Cash and cash equivalents - beginning of period	811	204

Cash and cash equivalents - end of period	$ 16,904	$ 187

Supplemental cash flow information (note 8)

International Royalty Corporation

Notes to Consolidated Finacial Statements

March 31, 2005

Nature of business and basis of presentation

International Royalty Corporation (“IRC” or the “Company”) was incorporated under the laws of Yukon, Canada on May 7, 2003 and was continued under the Canada Business Corporations Act on November 12, 2004.  It was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the information and notes to the consolidated financial statements required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2004.  In the opinion of management, all adjustments considered necessary for fair presentation have been included.

The information contained in these interim consolidated financial statements for the three months ended March 31, 2004 has not been audited or reviewed by the Company’s independent auditor.

New Accounting guidance and significant accounting policies

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004, with the exception of the following:

Variable Interest Entities

The Company has adopted Accounting Guideline 15 “Consolidation of Variable Interest Entities (VIE)” effective January 1, 2005, whereby the guideline requires the consolidation of VIE’s by the primary beneficiary; the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both.  The adoption of Accounting Guideline 15 has not had a material impact on the Company.

Deferred financing charges

Financing costs related to the issuance of senior secured debentures are deferred and amortized over the six year term of the related debt using the effective yield method.

Senior Secured Debentures

The carrying value of the Senior Secured Debentures are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method.

International Royalty Corporation

Notes to Consolidated Finacial Statements

March 31, 2005

Royalty interests in mineral properties

(in thousands of US$)	Net Balance at December 31, 2004	Acquisitions	Amortization	Net Balance March 31, 2005
Production stage:
Williams Mine	$ 1,747	$ -	$ (87)	$ 1,660
Development stage:
Voisey’s Bay Royalty (b)	-	149,837	-	149,837
Exploration stage:
Aviat One (d)	-	1,467	-	1,467
Pinson (a)	-	512	-	512
Other (a) (b) (c) (d)	-	3,204	-	3,204
	-	5,183	-	5,183
	$ 1,747	$ 155,020	$ (87)	$ 156,680

(a)

On January 10, 2005, the Company acquired royalty interests on the Pinson gold and the Hasbrouck Mountain gold-silver deposits, both in Nevada, United States, from John Livermore for cash consideration of $520,000.

(b)

On February 22, 2005, IRC completed separate agreements with two individuals for the purchase of 100% of the common shares of Archean Resources Ltd. (“Archean”), which owns 90% of a 3% net smelter return royalty on the Voisey’s Bay property, located in northern Labrador, Canada.  Total consideration paid was CA$184.3 million, consisting of CA$152.5 million in cash and 7,395,349 common shares of the Company (“Common Shares”), valued at the Company’s initial public offering (“IPO”) price of CA$4.30 per Common Share.   In accordance with EIC-124, “Definition of a Business”, the transaction has been accounted for as the acquisition of an asset and the full cost of the transaction has been allocated to the Voisey’s Bay Royalty.

(c)

On February 22, 2005, the Company acquired from Hecla Mining Company a portfolio of 14 mineral royalty interests.  Total consideration paid was $550,000 in Common Shares valued at the IPO offering price of CA$4.30.

(d)

On February 22, 2005, the Company acquired from the Hunter Exploration Group a portfolio of 17 gross override royalty interests in approximately 20 million acres of lands located in Nunavut Territory in Canada that are presently the subject of diamond exploration activities.  Total consideration paid was CA$5 million in Common Shares valued at CA$4.30, the offering price of the IPO.

Pending royalty acquisitions

BHPB portfolio

On November 15, 2004, the Company signed a letter agreement with BHP Billiton Worldwide Exploration Inc. (“BHPB”) (as superseded by a definitive agreement dated as of March 18, 2005) to

International Royalty Corporation

Notes to Consolidated Finacial Statements

March 31, 2005

acquire a mineral portfolio of 22 royalty interests for total consideration of $605,000 to be paid in cash and $625,000 in Common Shares valued at the offering price of the IPO, CA$4.30.  On March 30, 2005, the Common Shares were issued and placed into escrow pending the close of the transaction.  The value of the Common Shares has been included in other assets at March 31, 2005 and will be transferred to royalty interest in mineral properties upon closing of the transaction.

David Fawcett

On December 7, 2004, the Company signed a letter agreement with David Fawcett (superseded by a royalty purchase agreement dated February 22, 2005) to acquire 20.3% of a 1% royalty interest on four coal licenses in British Columbia for total consideration of CA$312,500 in cash and CA$937,500 in Common Shares valued at the offering price of the IPO of CA$4.30.  Pursuant to an agreement dated February 22, 2005, the cash and 218,023 Common Shares were placed in escrow pending receipt of executed royalty assignment agreements from the property owner, Western Canadian Coal Corp. (“Western”).  The value of the Common Shares has been included in other assets at March 31, 2005 and will be transferred to royalty interest in mineral properties upon closing of the transaction.

On March 21, 2005, Western filed a petition with the Supreme Court of British Columbia to have the underlying royalty sharing agreement set aside.  The Company has reviewed the petition and supporting affidavits filed by Western and believes that the position taken by Western is without merit.

Restricted cash

Restricted cash consisted of the following at March 31, 2005 (in thousands of US$):

Cash in escrow for the payment of interest on the Debentures (note 6)	$ 2,034
Cash in escrow for the purchase of the BHPB portfolio (note 3)	615
Cash in escrow for the purchase of the David Fawcett royalties (note 3)	257
2,906
Less long-term portion included in other assets	(678)
$ 2,228

Other assets

Other assets consisted of the following at March 31, 2005 (in thousands of US$):

Cash in escrow for the payment of interest on the Debentures (note 6)	$ 678
Deferred amounts related to pending royalty acquisitions (note 3)	1,518
Financing costs related to issuance of the Debentures, net of amortization of $18 (note 6)	1,614
$ 3,810

International Royalty Corporation

Notes to Consolidated Finacial Statements

March 31, 2005

Senior secured debentures

On February 22, 2005, the Company completed a “Unit Offering” for gross proceeds of CA$30 million.  The Unit Offering consisted of CA$30 million of 5.5% senior secured debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares.  The obligations of the Company under the Debentures are secured by a general security agreement over all of the assets of the Company relating to the Voisey’s Bay Royalty.

Interest on the Debentures is payable semi-annually, with the first payment due on August 31, 2005, and principal due at maturity.  Under the terms of the Debentures, the first three semi-annual interest payments were withheld and placed into an escrow account.  The value of the Common Shares issued of $4.9 million has been recorded as a discount to the Debentures and will be amortized over the life of the Debentures using the effective yield method.

The Company’s contractual obligations for future payments under the terms of the Debentures are summarized as follows:

Year ($ in thousands)(1)
2005	$ 679 (2)
2006	1,358 (2)
2007	1,358
2008	1,358
2009	1,358
Thereafter	26,720
Total	$ 32,831

(1)

The obligation is denominated in CA$.  All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.2153.

(2)

Under the terms of the Debentures, the first three semi-annual payments were placed in escrow at the time of closing.

Shareholders’ equity

Common Shares issued and outstanding were as follows:

(in thousands of US$)	Shares	Amount
Balance at December 31, 2004	5,849,433	$ 2,058
Exercise of initial financing special warrants	2,550,000	1,319
Exercise of compensation special warrants	308,000	159
Shares issued in connection with the IPO	34,883,721	111,383
Shares issued in connection with the Unit Offering	1,395,360	4,455
Shares issued for the purchase of royalty interests in mineral properties	8,716,706	30,387
Shares issued for services	2,249	8
Issuance of over-allotment shares	2,906,977	9,282
Shares issued into escrow	398,212	1,388
Balance at March 31, 2005	57,010,658	$ 160,439

International Royalty Corporation

Notes to Consolidated Finacial Statements

March 31, 2005

Activity in special warrants:

(in thousands of US$)	Special Warrants	Amount
Balance at December 31, 2004	2,858,000	$ 1,478
Exercise of initial financing special warrants	(2,550,000)	(1,319)
Exercise of compensation special warrants	(308,000)	(159)
Balance at March 31, 2005	-	$ -

Activity in warrants and stock options was as follows:

(in thousands of US$)	Warrants and stock options	Amount
Balance at December 31, 2004	1,940,568	$ 80
Stock options issued	2,850,000	4,651
Balance at March 31, 2005	4,790,568	$ 4,731

Initial public offering

On February 22, 2005, the Company completed its IPO of 37,790,698 (including the agents’ exercise of the over-allotment option on March 4, 2005) Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162.5 million.  Gross proceeds received from the IPO and the Unit Offering, and use of proceeds are outlined as follows:

(in thousands of US$)	CA$	US$

Gross proceeds from the IPO	$ 162,500	$ 131,659
Gross proceeds from the Unit Offering	30,000	24,321
Agents’ commission and expenses of offering	(16,155)	(13,034)
	176,345	142,946
Acquisition of Archean (1) (2)	(153,024)	(124,056)
Funds deposited in escrow	(2,475)	(2,006)

Net proceeds to the Company	$ 20,846	$ 16,884

(1)

See note 3 “Royalty Interests in Mineral Properties”.

(2)

Includes costs of acquisition.

Stock options

During the quarter ended March 31, 2005, the Company issued 2,850,000 stock options to its directors, officers and employees.  The stock options were at a weighted average exercise price of CA$4.35 per share and were vested immediately at the time of issuance.

International Royalty Corporation

Notes to Consolidated Finacial Statements

March 31, 2005

The Company uses the fair value based method of accounting for all stock-based compensation awards.  The fair value of the stock options has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk free interest rate	3.6%
Expected dividend yield	0.0%
Expected price volatility of the Company’s common shares	60%
Expected life of the option	3.5 years
Weighted average fair value per stock option	$1.63

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Supplemental disclosure of cash flow information

March 31,
(in thousands of US$)	2005
Shares issued for the acquisition of royalty interests in mineral properties and for services	$ 30,394
Shares issued to escrow	1,388

Subsequent event

On April 19, 2005, the Company completed the purchase of 14 royalties from BHPB (see note 3) for 180,189 Common Shares and $65,000.  The shares are subject to a four month hold period expiring August 19, 2005.  An additional 5 royalties were closed on May 2, 2005 for consideration of $510,000.  The acquisition of the three remaining royalties for $30,000 is expected to be completed in the near future.

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